May 5, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kevin Dougherty and Tim Levenberg

Re:	Brazil Potash Corp. Draft Offering Statement on Form 1-A Submitted March 18, 2020 CIK No. 0001472326

Dear Messrs Dougherty and Levenberg:

On behalf of our client Brazil Potash Corp. (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter to the Company dated April 14, 2020, with respect to the Draft Offering Statement on Form 1-A submitted non-publicly on March 18, 2020 (the “Draft Offering Statement”). For convenience, the number of each response set forth below corresponds to the numbered comment in the Staff’s letter dated April 14, 2020, and the text of the Staff’s comment appears in bold type and the Company’s response appears immediately after such comment in regular type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Offering Statement filed publicly today.

If the Staff would like marked copies of the Amendment to the Draft Offering Statement as publicly filed with the Commission on the date hereof (the “Amendment”) marked against the Draft Offering Statement, please so advise and we would be happy to provide them.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission
May 5, 2020

Form 1-A

Use of Proceeds, page 17

1.
Please disclose the amount of proceeds from this offering that will be used to compensate the Chief Executive officer, the Chief Financial officer, and any other of your officers or directors and/or their affiliates.  See Item 6 of Form 1-A.

Response:

The Company respectfully acknowledges this comment and has disclosed in the Use of Proceeds Section of the Amendment that the Company plans to use $1,750,538 of the proceeds, scaling down based on the amount of funds raised, for executive compensation.

Employees, page 19

2.
You state that members of your management team are consultants to the company and are not employees.  If there are any material tax or significant regulatory risks to the company as a result of this characterization, please disclose them.

Response:

The Company respectfully acknowledges this comment and has disclosed on page 19 of the Amendment that it is the Company’s belief consultants pose no material tax or significant regulatory risk to the Company.

3.
We note your disclosure that as a result of the legal proceedings brought by the Brazil Federal Public Ministry (MPF) the company voluntarily agreed to temporarily suspend its Preliminary Social and Environmental License (LP) and conduct additional indigenous consultations with local communities.  On page 26 you disclose that these indigenous consultations are currently ongoing and anticipated to be completed mid-2020, and are the main outstanding item to complete to obtain the Installation License (LI) to start project construction.  Please provide updated disclosure and explain in greater detail the manner in which the consultations are ongoing.  Also clarify what legal impact, if any, the result of such indigenous consultations could have on your ability to proceed with your potash mine.  In this regard, you suggest on page 12 in your risk factors and on page F-8 in note 1 to your audited financial statements that opposition by any indigenous, governmental or non-governmental organization to the company’s operations may require modification of, or preclude the development or operation of, the Autazes potash project.

Securities and Exchange Commission
May 5, 2020

Response:

The Company respectfully acknowledges this comment and has provided updated disclosure regarding the indigenous consultations in the Our Business Section and the Financial Statements of the Amendment.

The Brazil Project, page 21

4.
We note your disclosure that 41 drill holes were completed on the Autazes Project area on page 21, which contrasts with your statement on page 26 that the resource and reserve estimates are based on drilling 65 diamond core drill holes totaling 59,000 meters.  Please modify your filing and reconcile this discrepancy.

Response:

The Company respectfully acknowledges this comment and has revised in the Amendment the correct amount of drill holes is 41 for the Autazes Project.

Present Condition, page 22

5.
Please disclose the information required under paragraph (b) of Industry Guide 7 for your property.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	A description of equipment, infrastructure, and other facilities.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:  www.sec.gov/about/forms/industryguides.pdf.

Response:

The Company respectfully acknowledges this comment and has provided additional descriptions of the rock and mineralization, any work completed on the property and its present condition, equipment and infrastructures in the Description of Property Section.

Securities and Exchange Commission
May 5, 2020

ERCOSPLAN Report, page 23

6.
We note your disclosure of reserves for your Autazes Project in this section.  Please disclose the effective date of your reserve estimate, the potash price used to determine your project’s economics, and your reserve’s mining loss & dilution estimates.  See Industry Guide 7 Instructions to paragraph (b)(5).

Response:

The Company respectfully acknowledges this comment and has disclosed the technical report effective date of April 22, 2016, provided a chart of potash price used to determine the project’s economics, and an extraction ratio in the Amendment.

7.
We note your disclosure of resources in this section.  Please disclose your inferred resources along with your measured and indicated resource categories.  See Industry Guide 7 Instructions to paragraph (b)(5).

Response:

The Company respectfully acknowledges this comment and has disclosed the inferred resources in the Description of Property Section.

8.
We note that you intend to market your potash product in regional and international markets.  Please modify your filing to provide a chart or graph presenting the 5-year historical potash pricing for your targeted markets, e.g. Brazil, and include the potash quality specifications for these markets.  See Regulation S-K Item 303(a)(3)(ii) and the Instructions to Item 303(a).

Response:

The Company respectfully acknowledges this comment and has supplied the 5-year historical potash pricing chart in the Description of Property Section.

9.
Proven and probable reserves are disclosed for your Autazes property.  Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).  The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts

Securities and Exchange Commission
May 5, 2020

•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.
Please provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to Rule 418(b) of the Securities Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response:

The Company respectfully acknowledges this comment and will provide the applicable technical study report by supplemental submission.

Directors, Executive Officers and Significant Employees, page 29

10.
Please disclose if your executive officers and significant employees work full time or part- time for your company, and if less than full time, disclose the number of hours per week or month.  See Item 10 of Form 1-A.

Securities and Exchange Commission
May 5, 2020

Response:

The Company respectfully acknowledges this comment and has disclosed the number of work hours per week for each executive officer and significant employee in the Director, Executive Officers and Significant Employees Section of the Amendment.

11.
Please clarify whether Helio Diniz is a director, executive officer or significant employee.  In this regard, we note that Mr. Diniz is disclosed under “Compensation of Directors and Officers” on page 32 as Managing Director Brazil.  See Item 10 of Form 1-A.

Response:

The Company respectfully acknowledges this comment and has listed Mr. Diniz as one of the Executive Officers under the Directors, Executive Officers and Significant Employees Section.

Business Experience, page 30

12.
Please revise the last sentence of his business description to clarify when the listed positions began for Mr. Simpson.  If at all, please also disclose the extent over the past five years that Messrs.  David Gower, Ryan Ptolemy, and Neil Said have been and/or are currently employees or otherwise affiliated with Forbes & Manhattan (F&M).  We note that all three are listed as part of the F&M team at https://www.forbesmanhattan.com/about-us/the-forbes-manhattan-team/. See Item 10(c) of Form 1-A.

Response:

The Company respectfully acknowledges this comment and has disclosed in the Directors, Executive Officers and Significant Employees Section that Mr. Simpson was appointed as the CEO and a Director of the Company in February of 2015 and the extent of Forbes & Manhattan affiliation of Messrs. David Gower, Ryan Ptolemy, and Neil Said.

Consolidated Financial Statements
Independent Auditors’ Report, page F-2

13.	Please amend to include a revised audit report from your auditor that includes the name of the audit firm and the audit firm’s signature. Refer to Rule 2-02 of Regulation S-X.

Response:

The Company respectfully acknowledges this comment and has included a revised audit report in the Amendment including the name of the audit firm and the audit firm’s signature.

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Securities and Exchange Commission
May 5, 2020

We appreciate your time and attention to the Company’s response to the Staff’s comments set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano

Enclosures

cc:      Mr. Matthew Simpson, Chief Executive Officer
   Mr. Ryan Ptolemy, Chief Financial Officer
   Mr. Neil Said, Corporate Secretary